

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Brian Sun
General Counsel
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

>   **Re: Sorrento Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 30, 2020**
>   **File No. 333-249178**

Dear Mr. Sun:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact James Young at 202-551-4679 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Hartlin